SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

COMMISSION FILE NUMBER 000-32783

WIN OR LOSE ACQUISITION CORPORATION
(Exact name of registrant as specified in its charter)

1268 Bayshore Boulevard
Dunedin, Florida 34698
(727) 734-7346
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Common Stock
$0.001 par value per share
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)   X   Rule 12h-3(b)(1)(i) ___
Rule 12g-4(a)(1)(ii) ___ Rule 12h-3(b)(1)(ii) ___
Rule 12g-4(a)(2)(i) ___ Rule 12h-3(b)(2)(i) ___
Rule 12g-4(a)(2)(ii) ___ Rule 12h-3(b)(2)(ii) ___
Rule 15d-6 ___

Approximate number of holders of record as of the certification or notice date: 4

Pursuant to the requirements of the Securities Exchange Act of 1934, Win or Lose Acquisition Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 7, 2007

/s/
Sally A. Fonner, President